United States Securities and Exchange Commission


05058951

Washington, D.C.


SEC MAIL
RECEIVED
PROCESSING
JUN 27 2005
WASH. D.C.
198
SECTION

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-13508

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.
One Commerce Street
Post Office Box 1108
Montgomery, Alabama 36101
(334) 240-5000


PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

The Colonial BancGroup 401(k) Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

The Colonial BancGroup 401(k) Plan
Contents
December 31, 2004 and 2003

Page(s)

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Report and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Colonial BancGroup 401(k) Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama
June 14, 2005

The Colonial BancGroup 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets		
Investments at fair value (Note 4)	$ 83,012,152	$ 67,874,120
Cash, noninterest-bearing	121,905	105,664
Contributions receivable		
Employees	282,076	345,402
Employer	94,745	129,709
Dividends receivable	10,216	8,713
Net assets available for benefits	$ 83,521,094	$ 68,463,608

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions	
Dividend and interest income	$ 2,036,292
Contributions:	
Employees	7,393,778
Employer	2,743,815
Employee rollover proceeds	620,181
Net appreciation in fair value of investments (Note 4)	8,691,852
Total additions	21,485,918
Deductions	
Administrative expenses	116,901
Benefits	6,311,531
Total deductions	6,428,432
Net increase	15,057,486
Net assets available for benefits	
Beginning of year	68,463,608
End of year	$ 83,521,094

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The Colonial BancGroup 401(k) Plan (the "Plan") is a salary reduction profit sharing plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively "BancGroup") to provide benefits to their employees. BancGroup operates predominately in the domestic commercial banking industry in the southeastern United States.

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

Eligibility and Participation
Each employee of BancGroup who works at least 20 hours per week, shall be eligible to become a participant on the first day of any calendar month following the completion of three months of eligible service.

Employee Contributions
Under the Plan, the amount of salary reduction for any plan year shall be no less than 1% of the participant's compensation nor greater than 70% of the participant's compensation (in 1% increments). The amount of the salary reduction will be remitted by BancGroup to the Plan's custodian at the end of each pay period. For 2004, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $13,000. The maximum catch-up contribution for 2004 was $3,000.

Employee Rollover Contributions
Employees may roll other funds from a prior employer's qualified retirement plan or certain IRAs into the Plan. The funds must be rolled into the Plan within 60 days after the funds are received by the employee from the other qualified plan.

Employer Contributions
For each participant who made a contribution during the Plan year, BancGroup shall also make an employer matching contribution equal to fifty percent of the participant's salary reduction contribution, limited to a maximum of three percent of the participant's compensation.

Also, BancGroup may contribute to the Plan for each plan year a discretionary contribution, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the Board of Directors of BancGroup. No discretionary contributions were made during the year ended December 31, 2004.

Investment Options
Participants direct the investment of both the salary reduction contributions and employer matching and discretionary contributions into various investment options offered by the Plan. The Plan currently offers six mutual funds, one money market fund, and BancGroup common stock as investment options for participants.

Forfeitures
The non-vested portion of a terminated employee's account balance shall be forfeited and used to reduce BancGroup's future employer contributions otherwise payable for the plan year in which such

forfeitures arise or for any succeeding plan year. The amounts that were available for use were $59,238 for the year ended December 31, 2004.

Termination of Plan

While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon such termination of the Plan, the interest of each participant will be distributed to the participant or beneficiary at the time prescribed by the Plan agreement and the Tax Code.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant's account and bear interest at Colonial Bank's prime rate plus 1%. The interest rates on the existing loans at years ended December 31, 2004 and 2003 ranged from 5.0% to 10.5%.

2. Benefits

Termination of Employment

Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of benefits is not greater than $5,000, the distribution shall be in a lump-sum payment, or (2) if the value of benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date, but not later than age 65. The participant may elect to receive the distribution in the following forms: (a) direct rollover of entire distribution to a BancGroup IRA, (b) direct rollover to another institution or qualified plan, or (c) lump sum payment.

Disability

A participant that incurs a disability will become fully vested in the employer matching account and discretionary contribution account regardless of age and years of service. The vested account balances may be received, in the form of a lump-sum payment, as of any valuation date on or after the termination date, but no later than age 65.

Death

In the event of a participant's death, account balances become fully vested and immediately payable, in the form of a lump-sum payment, to the surviving spouse or properly designated non-spouse beneficiary.

Vesting

A participant's interest in the salary reduction account shall at all times be fully vested and nonforfeitable. A participant's interest in the employer matching and discretionary contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death, disability, or attainment of normal retirement date while in the service of BancGroup, termination of the Plan, or complete discontinuance of all employer matching and discretionary contributions. Prior to the occurrence of any of the preceding events, the vested interest in employer matching and discretionary contributions shall be determined in accordance with the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

3. Summary of Significant Accounting Policies

General
The Plan is on the accrual method of accounting and the financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the plan sponsor (BancGroup), it is at least reasonably possible that changes in fair value of the common stock in the near term could materially affect particpant's account balances, and the amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits.

Valuation of Investments
Investments are stated at fair value. Investments in money market funds, mutual funds, and BancGroup common stock are valued at the last quoted market price on the last business day of the year; securities traded in the over-the-counter market are valued at the latest bid price from published sources (Note 4). Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the settlement date. Gain or loss on sales of securities is determined using the average cost of securities sold. Interest income from investments is recorded when earned. Dividend income is recorded on the ex-dividend date.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4. Investments

Investment information at December 31, 2004 and 2003, and for the year ended December 31, 2004, is as follows:

Name and Title of Issuer	Fair Value 2004		Fair Value 2003	
The Colonial BancGroup, Inc. Common Stock	$33,778,565	*	$26,892,070	*
American Century Income & Growth Fund	9,745,460	*	7,976,819	*
Charles Schwab Institutional Advantage Money Fund	4,913,586	*	4,449,996	*
Dodge & Cox Balanced Fund	12,314,412	*	10,723,116	*
Dreyfus Appreciation Fund	6,551,289	*	5,434,641	*
American AAdvantage International Equity Fund	2,596,732		1,646,575	
Manager's Special Equity Fund	7,441,041	*	5,928,750	*
PIMCO Total Return Fund	3,801,704		3,415,368	
Participant Loans	1,869,363		1,406,785	
	$83,012,152		$67,874,120	

* Represents 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003, respectively.

The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $8,691,852 during the year ended December 31, 2004, as follows:

Mutual funds	$ 3,486,942
Common stock	5,204,910
	$ 8,691,852

5. Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan administrator and the Plan's tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $340,000 for the year ending December 31, 2004.

For the year ended December 31, 2004, the Plan recognized dividend income and unrealized gains of approximately $919,000 and $5,205,000, respectively, on its investment in The Colonial BancGroup, Inc. common stock.

For investment purposes, the Plan purchased $4,904,227 and $3,146,156, and liquidated $2,411,169 and $2,056,032 of The Colonial BancGroup, Inc. common stock for the years ended December 31, 2004 and 2003, respectively.

The Colonial BancGroup 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

a.	b. Identity of Issuer, Borrower Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	d. Cost **	e. Current Value
*	The Colonial BancGroup, Inc.	1,591,077 shares, common stock		$ 33,778,565
	American Century	317,752.191 shares, American Century Income and Growth Fund, Mutual Fund		9,745,460
*	Charles Schwab	4,913,586.075 shares, Charles Schwab Institutional Advantage Money Fund, Money Market Fund		4,913,586
	Dodge & Cox	155,191.080 shares, Dodge & Cox Balanced Fund, Mutual Fund		12,314,412
	Dreyfus	169,327.712 shares, Dreyfus Appreciation Fund, Mutual Fund		6,551,289
	American AAdvantage	129,126.381 shares, American AAdvantage International Equity Fund		2,596,732
*	Charles Schwab	82,303.301 shares, Manager's Special Equity Fund, Mutual Fund		7,441,041
	PIMCO	356,298.392 shares, PIMCO Total Return Fund, Mutual Fund		3,801,704
	Participant Loans	Various maturities and rates ranging from 5.0% to 10.5%.		1,869,363
				$ 83,012,152

* Denotes a party-in-interest.

** Cost information has not been included as all investments are participant-directed.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 033-63347) of The Colonial BancGroup, Inc. of our report dated June 14, 2005 relating to the financial statements and supplemental schedule of The Colonial BancGroup 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Birmingham, Alabama
June 24, 2005

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Colonial BancGroup 401(k) Plan

Date: June 24, 2005

Phyllis Cothron
Plan Administrator